Exhibit 99.1

Sun Life Financial reports first quarter 2011 results

The Company begins reporting under International Financial Reporting Standards

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended March 31, 2011. The quantitative disclosures in this document have been prepared using the standards and interpretations of International Financial Reporting Standards ("IFRS").

First quarter 2011 financial highlights

    <<
    -   Operating net income(1) of $472 million, compared to operating net income of $434 million in the first quarter of 2010. Reported net income of $438 million, compared to $414 million in the same period a year ago
    -   Operating earnings per share (diluted) of $0.79, up from operating earnings per share of $0.74 in the first quarter of 2010. Excluding the dilutive impact of convertible securities, operating earnings per share were $0.82 in the first quarter of 2011, compared to $0.77 one year ago
    -   Reported earnings per share of $0.76, up from earnings per share of
        $0.73 in the same period last year
    -   Operating return on equity of 13.5%, up from 13.0% in the same period one year ago. Reported return on equity of 12.5%, up from 12.4% in the first quarter of 2010
    -   Quarterly dividend of $0.36 per share
    >>

TORONTO, May 4 /CNW/ - Sun Life Financial Inc.(2) (TSX/NYSE: SLF) reported operating net income of $472 million for the first quarter of 2011, compared with operating net income of $434 million in the same period last year. Diluted operating earnings per share were $0.79 in the first quarter of 2011 compared to $0.74 in the first quarter of 2010. Operating earnings per share were reduced by $0.03 in both the current and comparative period from the dilutive impact of convertible securities. Reported net income was $438 million or $0.76 per share in the first quarter of 2011, compared to $414 million or $0.73 per share in the same period last year.

Operating net income for the first quarter of 2011 was up 9% from the prior year reflecting continued growth in assets under management, gains from increases in the value of real estate properties, strong investment experience, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"Sun Life Financial started 2011 with solid results compared to the same period last year with strong performance across all of our operating segments," Donald A. Stewart, Chief Executive Officer, said. "Our strategy of diversifying across businesses and geographies, along with the prudent use of capital and strong risk management, allows us to continue to invest in our businesses while generating solid returns for investors."

"We have also responded to an evolving regulatory environment - including the implementation of wide-ranging changes to financial reporting under IFRS - while remaining focused on execution and growth opportunities," Stewart said, noting that Sun Life's assets under management increased by 8% year-over-year to $469 billion.

"MFS Investment Management reported record assets under management of US$232 billion, and captured the prestigious 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 firms," he added. "Sun Life's Canadian operations reported strong growth in Individual life and health insurance and we continue to expand our capabilities in Asia with the announcement of a new joint venture company in the Philippines that will expand our distribution reach and drive future growth in the region"

Operational Highlights

Sun Life Canada wins "Most Trusted" brand status

    <<
    -   The 2011 Reader's Digest Trusted Brand consumer survey named Sun Life the "Most Trusted Life Insurance Company" in Canada, the second consecutive year the Company has been recognized. Sun Life ranked higher than 38 other insurers among poll respondents who were asked to consider the following attributes: superior quality; excellent value; understanding customer needs; and, whether they would recommend the brand to others.
    >>

Service innovations for Canadian group clients

    <<
    -   The number of claims processed electronically in Group Benefits increased 76% in the first quarter compared to the same period last year due to a more comprehensive service offering and higher enrolment through the web.
    -   Group Retirement Services successfully piloted the new Blackberry(R)
        Playbook(TM) to enroll retirement plan members. Initial results indicate strong satisfaction and higher enrolment rates.
    -   Group Benefits was recognized as the number one group insurance provider in Canada based on insured premiums and non-insured deposits in the April 2011 edition of Benefits Canada Magazine.
    >>

Prestigious Lipper award for MFS; Sun Life Hong Kong funds among best-in-class

    <<
    -   MFS Investment Management ("MFS") has won the 2011 Lipper Fund Award
        for Best Overall Large Company, ranking first out of 46 fund firms in the U.S. MFS won the award based on the firm's consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008 through December 31, 2010. In addition, six MFS funds were individually recognized for their top risk-
        adjusted performance within their respective peer categories over different time periods.
    -   Three of Sun Life Hong Kong's Mandatory Provident Fund ("MPF") funds have received Benchmark 100 - Fund of the Year Awards for 2010, including two Best-in-Class awards and one Outstanding Achiever award. The awards recognize mutual funds and MPF funds in Hong Kong that have provided the most value for investors in the past year.
    >>

Sun Life U.S. offers new variable annuity and group dental products

    <<
    -   Sun Life U.S. launched the Masters(R)I Share variable annuity exclusively for independent Registered Investment Advisors, a growing distribution channel. Sun Life is one of five carriers selected to offer this product through LPL Financial, the largest independent broker/dealer in the U.S., offering clients guaranteed lifetime income through a cost-effective, fee-based model.
    -   A partnership with United Concordia Dental strengthens the group dental benefits offered by our Employee Benefits Group. The agreement allows Sun Life to offer clients access to United Concordia Dental's extensive national network of dental providers and its attractive plan designs.
    >>

Acquisition in the Philippines

    <<
    -   Sun Life Financial announced a definitive agreement to
        acquire 49% of Grepalife Financial, Inc. and form a new joint venture, Sun Life Grepa Financial Inc. The agreement, which is still subject to regulatory approval, would include an exclusive distribution agreement with Rizal Commercial Banking Corporation to make insurance products available to its network of 350 branches and two million customers nationwide.
    >>

Sun Life opens Dubai representative office

    <<
    -   Sun Life Financial opened a representative office in Dubai, which will lead the marketing of Sun Life Financial international investment products to distributors in the Middle East and Africa region.
    >>

All Canadian publicly accountable profit-oriented enterprises with fiscal years commencing in 2011 are now required to prepare their financial statements in accordance with IFRS. The first quarter of 2011 marks the first time Sun Life Financial Inc. has prepared its quarterly unaudited results on an IFRS basis. As required, the comparative 2010 financial statements have been prepared in accordance with IFRS.

We use operating net income as a key metric in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income and other financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures. We believe that operating net income provides information useful to investors in understanding the Company's performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) other items that are non-operational or ongoing in nature.

Additional information on the impact of IFRS and operating net income can be found in this document under the headings "Adoption of International Financial Reporting Standards" and "Use of Non-IFRS Financial Measures", our consolidated annual and interim financial statements and accompanying notes ("Consolidated Financial Statements") and our April 26, 2011 press release "Sun Life Financial Provides Supplementary IFRS Disclosure".

Earnings and Profitability

Effective January 1, 2011 our financial statements are prepared in accordance with IFRS. Additional information about the Company can be found in our Consolidated Financial Statements, annual and interim management's discussion and analysis ("MD&A") and annual information form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended March 31, 2011. All earnings per share ("EPS") measures in this document refer to fully diluted EPS, unless otherwise stated.

Financial Summary

    <<
    ($millions, unless
     otherwise noted)          Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------
    Net income (loss)
      SLF Canada                 250       181       246       131       232
      SLF U.S.                   180       294        18      (127)      121
      MFS                         62        57        55        47        49
      SLF Asia                    44        28        36        24         4
      Corporate(1)               (64)      (75)       48        80        28
    -------------------------------------------------------------------------
      Operating net income       472       485       403       155       434
    -------------------------------------------------------------------------
    Items excluded from
     operating net income:
      Impact of certain hedges
       that do not qualify for
       hedge accounting in SLF
       Canada                     (9)       43        37       (71)        1
      Fair value adjustments on
       share-based payment
       awards at MFS             (25)      (24)      (24)      (12)      (21)
    -------------------------------------------------------------------------
        Reported net income      438       504       416        72       414
    -------------------------------------------------------------------------
    Diluted EPS ($)
      Operating                 0.79      0.81      0.68      0.27      0.74
      Reported                  0.73      0.84      0.70      0.13      0.70
    Basic EPS ($)
      Operating                 0.82      0.85      0.71      0.27      0.77
      Reported                  0.76      0.88      0.73      0.13      0.73
    Return on equity (%)
      Operating                13.5%     13.9%     11.6%      4.7%     13.0%
      Reported                 12.5%     14.4%     12.0%      2.1%     12.4%
    Avg. diluted common
     shares outstanding
     (millions)                617.4     618.0     610.2     568.4     607.7
    Closing common shares
     outstanding (millions)    578.1     574.3     571.9     569.2     566.8
    Dividends per common
     share ($)                  0.36      0.36      0.36      0.36      0.36
    MCCSR ratio(2)              229%      228%      208%      210%      210%
    -------------------------------------------------------------------------

    Premiums, deposits and
     fund sales
      Premium revenue          2,434     3,543     3,431     3,323     3,473
      Premium equivalents
       and admin. services
       only                    1,168     1,174       958     1,130     1,008
      Segregated fund
       deposits                2,566     2,699     2,389     2,416     2,737
      Mutual fund sales        7,917     6,834     7,022     7,129     7,483
      Managed fund sales       5,993    10,648     5,331     6,941     6,721
    -------------------------------------------------------------------------
      Total premiums,
       deposits and fund
       sales                  20,078    24,898    19,131    20,939    21,422
    -------------------------------------------------------------------------
    Assets under management
     (AUM)(3)
      General fund assets    120,971   122,301   127,024   126,446   120,815
      Investments for
       account of
       segregated fund
       holders                89,513    87,946    84,585    79,523    81,129
      Mutual funds, managed
       funds and other AUM   258,912   254,478   243,678   228,686   233,434
    -------------------------------------------------------------------------
      Total AUM              469,396   464,725   455,287   434,655   435,378
    -------------------------------------------------------------------------
    Capital
      Subordinated debt
       and other capital(4)    4,383     4,385     4,690     4,695     4,687
      Participating
       policyholders'
       equity                    117       115       113       113       103
      Total shareholders'
       equity                 16,040    15,932    15,973    15,651    14,999
    -------------------------------------------------------------------------
      Total capital           20,540    20,432    20,776    20,459    19,789
    -------------------------------------------------------------------------
    (1) For periods prior to the first quarter of 2011, Corporate includes results from our life reinsurance operations that were sold on
        December 31, 2010.
    (2) Represents the MCCSR ratio of Sun Life Assurance Company of Canada
        ("Sun Life Assurance"). 2010 ratios appear as reported under Canadian
        GAAP.
    (3) AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see the section under the heading Non-IFRS Financial Measures.
    (4) Other capital refers to Sun Life ExchangEable Capital Securities
        ("SLEECS"), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital and Liquidity Management under the heading Capital.
    >>

Our operating net income was $472 million for the quarter ended March 31, 2011. Operating net income in the first quarter of 2011 reflected continued growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment. Overall, credit experience was consistent with our best estimate assumptions and had an immaterial impact on our results in the first quarter.

The following table summarizes key economic impacts on our results in the first quarter of 2011.

    <<
    -------------------------------------------------------------------------
    ($ millions, after-tax)                                            Q1'11
    -------------------------------------------------------------------------
    Economic impacts(1)
      Net gains from increases in the fair value of real estate           46
      Net equity market impact                                            35
      Net interest rate impact                                             6
      Currency impact                                                    (14)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Net equity market impact includes changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Our key equity benchmarks include the S&P 500 and the S&P/TSX Composite Index and
        TSX 60. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. The impact of currency represents the year-over-year impact of changes in average exchange rates on net income of foreign operations translated to Canadian dollars for reporting purposes.
    >>

Operating net income in the first quarter of 2010 reflected the impact of favourable interest rate movements and positive equity market performance in the Company's North American businesses, and the favourable impact of investment activity on insurance contract liabilities in SLF Canada. These improvements were partially offset by higher levels of new business strain in SLF U.S. and SLF Asia.

Operating return on equity ("ROE") for the first quarter of 2011 was 13.5%, compared to 13.0% in the first quarter of 2010. The increase in operating ROE was primarily the result of higher earnings, which increased to $0.79 per share in the first quarter of 2011 from $0.74 per share in the first quarter of 2010. Operating earnings per share were reduced by $0.03 in both the current and comparative period from the dilutive impact of convertible securities.

Reported net income was $438 million in the first quarter of 2011, compared to $414 million in the first quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $34 million in the first quarter of 2011, compared to a reduction of $20 million in the first quarter of 2010. Reported ROE was 12.5% compared with 12.4% for the first quarter of 2010.

Performance by Business Group

We manage our operations and report our results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS, Sun Life Financial Asia ("SLF Asia") and Corporate. Additional information concerning these segments is included in Note 5 to our Consolidated Financial Statements for the period ended March 31, 2011. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

SLF Canada

    <<
                                             Quarterly results
    -------------------------------------------------------------------------
    ($ millions)               Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------

    Operating net income(1)
      Individual Insurance &
       Investments               127       79        136        28       136
      Group Benefits              66       63         81        66        48
      Group Wealth                57       39         29        37        48
    -------------------------------------------------------------------------
    Total operating net income   250      181        246       131       232
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Common shareholders' net
     income                      241      224        283        60       233
    -------------------------------------------------------------------------
    (1) Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and is a non-IFRS financial measure. Reconciliations of operating net income by business unit are included in our supplementary information package, which is available in the Investor Relations section of our corporate website at www.sunlife.com.
    -------------------------------------------------------------------------
    >>

Q1 2011 vs. Q1 2010

SLF Canada had net income of $241 million in the first quarter of 2011 compared to $233 million in the first quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting reduced net income by $9 million in the first quarter of 2011, compared to a $1 million increase in the first quarter of 2010.

Operating net income was $250 million for the three months ended March 31, 2011, compared to $232 million for the same period a year ago. Operating net income in the first quarter of 2011 reflected gains from increases in the value of real estate properties, the favourable impact of investment activity on insurance contract liabilities, improved equity markets, and favourable mortality and morbidity experience. This was partially offset by the unfavourable impact of movements in interest rates and swap yields. Real estate gains, which are fair valued under IFRS, were driven primarily by lower capitalization rates, lower vacancy levels and increases in expected growth of rental rates.

Operating net income in the first quarter of 2010 reflected improvements in equity markets, the favourable impact of investment activity on insurance contract liabilities, and favourable interest rate movements. These favourable impacts were partially offset by unfavourable morbidity experience.

In the first quarter of 2011, sales of Individual life and health insurance increased by 21% compared to first quarter 2010 due to continued success of the Sun Par product launched in the second quarter of 2010. Sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 7% from the same period a year ago to $344 million. Group Benefits sales were up 14% from the first quarter of 2010 to $142 million, primarily due to growth in the small to medium-sized case markets. In Group Wealth, Group Retirement Services sales were down 59% primarily due to lower market activity. However, pension rollover sales increased by 29% to $295 million, with a four-quarter average retention rate of 52%.

SLF U.S.

    <<
                                             Quarterly results
    -------------------------------------------------------------------------
                               Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------
    Operating net income(1)
     (loss) (US$ millions)
      Annuities                   78       125       154       (84)       86
      Individual Insurance        62       126      (171)      (51)        4
      Employee Benefits Group     44        40        33        14        28
    -------------------------------------------------------------------------
    Total operating net
     income (US$ millions)       184       291        16      (121)      118
    Total operating net
     income (C$ millions)        180       294        18      (127)      121
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Common shareholders'
     net income (US$ millions)   184       291        16      (121)      118
    Common shareholders' net
     income (C$ millions)        180       294        18      (127)      121
    -------------------------------------------------------------------------
    (1) There have been no items that have given rise to differences between reported and operating net income in the past five quarters.
    -------------------------------------------------------------------------
    >>

Q1 2011 vs. Q1 2010

SLF U.S. had net income of C$180 million in the first quarter of 2011 compared to net income of C$121 million in the first quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010 decreased the reported net income in SLF U.S. by C$10 million.

Net income in the first quarter of 2011 was US$184 million compared to net income of US$118 million in the first quarter of 2010. Results in the first quarter of 2011 reflected the favourable impact of increased interest rates as well as favourable insurance claims experience.

Net income in the first quarter of 2010 was US$118 million reflecting the favourable impact of equity market and interest rate movements as well as changes in the fair value of investment contracts(3), which were partially offset by higher new business strain from increased sales of universal life insurance, and unfavourable mortality experience.

Employee Benefits Group sales in the first quarter of 2011 increased 3% compared to the same period a year ago, as increases in disability and stop loss sales were partially offset by lower dental sales. Individual Insurance sales were down 49% reflecting our decision to exit the no-lapse guarantee ("NLG") market. Excluding NLG, sales in Individual Insurance increased by 9% over the prior year. Variable annuity sales in the first quarter of 2011 increased 8% compared to the same period a year ago, as higher offshore sales activity offset lower sales of domestic annuities.

MFS Investment Management

    <<
                                             Quarterly results
    -------------------------------------------------------------------------
                               Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------
    Operating net income(1)
     (US$ millions)               63        56        53        46        47
    Operating net income(1)
     (C$ millions)                62        57        55        47        49

    Common shareholders' net
     income (US$ millions)        37        32        30        34        27
    Common shareholders' net
     income (C$ millions)         37        33        31        35        28

    Pre-tax operating profit
     margin ratio(2)             33%       31%       31%       29%       30%
    Average net assets (US$
     billions)                   228       214       195       191       189
    Assets under management
     (US$ billions)(2)           232       222       204       183       195
    Net sales (US$ billions)     2.1       5.1       2.3       3.7       3.1
    Asset appreciation
     (depreciation) (US$
     billions)                   7.9      13.0      18.4     (15.9)      4.8

    S&P 500 Index (daily
     average)                  1,302     1,205     1,094     1,134     1,121
    -------------------------------------------------------------------------
    (1) Operating net income excludes fair value adjustments on share-based payment awards at MFS, and is a non-IFRS financial measure.
    (2) Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.
    -------------------------------------------------------------------------
    >>

Q1 2011 vs. Q1 2010

Reported net income was C$37 million for the first quarter of 2011, compared to C$28 million for the same period one year ago. The impact of fair value adjustments on share-based payment awards at MFS reduced net income by C$25 million in the first quarter of 2011, compared to a reduction of C$21 million in the first quarter of 2010.

MFS had operating net income of C$62 million in the first quarter of 2011 compared to operating net income of C$49 million in the first quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010 decreased operating net income for MFS by C$3 million.

In U.S. dollars, operating net income in the first quarter of 2011 was US$63 million compared to operating net income of US$47 million in the first quarter of 2010. The increase in operating net income from the first quarter of 2010 was primarily due to higher net average assets, which increased to US$228 billion in the first quarter of 2011 from US$189 billion in the first quarter of 2010 as a result of strong performance in financial markets and net inflows of US$13.2 billion over the past twelve months. MFS's pre-tax operating profit margin ratio increased to 33% in the first quarter of 2011 from 30% one year ago.

Total assets under management at March 31, 2011, were a record US$232 billion compared to US$222 billion at December 31, 2010. The increase of US$10 billion was driven by asset appreciation of US$7.9 billion and net sales of US$2.1 billion.

MFS was recently awarded the 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 fund firms in the U.S. MFS won the award based on the firm's consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008, through December 31, 2010.

SLF Asia

    <<
                                             Quarterly results
    -------------------------------------------------------------------------
    ($ millions)               Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------
    Operating net income(1)       44        28        36        24         4

    Common shareholders' net
     income                       44        28        36        24         4
    -------------------------------------------------------------------------
    (1) There have been no items that have given rise to differences between reported and operating net income in the past five quarters.
    -------------------------------------------------------------------------
    >>

Q1 2011 vs. Q1 2010

First quarter earnings for SLF Asia were $44 million compared to earnings of $4 million in the first quarter of 2010. Net income in the first quarter of 2011 reflected the favourable impact of investment gains in the Philippines and reduced levels of new business strain from lower sales in India and Hong Kong. Net income in the first quarter of 2010 reflected losses in India due to higher levels of new business strain associated with higher sales levels and lower earnings in Hong Kong from unfavourable morbidity experience and higher levels of new business strain.

First quarter 2011 individual life sales were down 25% over the same period last year, primarily due to lower sales in India as a result of the industry-wide regulatory changes to unit-linked products effective from September 2010. Sales in Indonesia and the Philippines were up 39% and 12%, respectively, from enhanced distribution capabilities and product expansion.

Corporate

Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. For periods prior to the first quarter of 2011, Corporate Support includes results from our life reinsurance operations that were sold on December 31, 2010.

    <<
                                             Quarterly results
    -------------------------------------------------------------------------
    ($ millions)               Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------
    Operating net income(1)
     (loss)
      SLF U.K.                    43       (26)       42       104        57
      Corporate Support         (107)      (49)        6       (24)      (29)
    -------------------------------------------------------------------------
    Total operating net income   (64)      (75)       48        80        28
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Common shareholders'
     net income                  (64)      (75)       48        80        28
    -------------------------------------------------------------------------
    (1) There have been no items that have given rise to differences between reported and operating net income in the past five quarters.
    -------------------------------------------------------------------------
    >>

Q1 2011 vs. Q1 2010

The Corporate segment reported a net loss of $64 million in the first quarter of 2011, compared to net income of $28 million in the first quarter of 2010.

SLF U.K. reported net income of $43 million in the first quarter of 2011, compared to net income of $57 million in the first quarter of 2010. SLF U.K.'s results in the first quarter of 2011 reflect the favourable impact of model refinements on the valuation of policy liabilities. Net income in the first quarter of 2010 reflected favourable investment experience.

Corporate Support reported a loss of $107 million in the first quarter of 2011, compared to a loss of $29 million one year earlier. Results in the first quarter of 2011 reflect the net cost of reinsurance for the insured business in SLF Canada's Group Benefits operations announced in the fourth quarter of 2010, and foreign exchange losses related to the termination of a net investment hedging relationship. Results in the first quarter of 2010 included favourable investment experience and the earnings from the life reinsurance business that was sold in the fourth quarter of 2010.

Additional Financial Disclosure

Revenue

Under IFRS, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on available-for-sale ("AFS") assets and changes in the value of derivative instruments and assets designated as fair value through profit and loss ("FVTPL"); and (iii) fee income received for services provided. Under IFRS, deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenues. As a result, revenue does not fully represent sales taking place during the respective periods.

Net investment income can experience volatility arising from quarterly fluctuation in the value of FVTPL assets. The debt and equity securities which support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in the Consolidated Statements of Operations. Changes in the fair values of assets supporting insurance contract liabilities are largely offset by a corresponding movement of the liabilities. We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information concerning our accounting policies is provided in our annual and interim Consolidated Financial Statements.

Revenues ($ millions)

    <<
                                             Quarterly results
    -------------------------------------------------------------------------
                               Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------

      SLF Canada               1,587     2,461     3,516     2,578     2,752
      SLF U.S.                 1,908     1,091     2,460     2,763     2,254
      MFS                        388       387       368       348       346
      SLF Asia                   254       229       619       362       361
      Corporate (net of
       consolidation
       adjustments)               66       103       708       614       481
    -------------------------------------------------------------------------
    Total as reported          4,203     4,271     7,671     6,665     6,194
    -------------------------------------------------------------------------
      Impact of currency and
       changes in the fair
       value of FVTPL assets
       and derivative
       instruments              (383)   (1,502)    2,241     1,120       793
    -------------------------------------------------------------------------
    Total adjusted revenue     4,586     5,773     5,430     5,545     5,401
    -------------------------------------------------------------------------
    >>

Revenues for the first quarter of 2011 were $4.2 billion, compared to $6.2 billion in the first quarter of 2010. The decrease of $2.0 billion included a reduction of $141 million from the strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010. Other impacts on revenue, which exclude the impact of currency, included:

    <<
    (i)    a decrease in net investment income of $1.0 billion. This was mainly driven by net losses of $242 million on changes in the fair value of FVTPL assets and liabilities and non-hedging derivatives, as compared to gains of $793 million in the first quarter of 2010;
           and
    (ii)   a decrease in net premium revenues of $955 million primarily due to a decrease of $826 million associated with the reinsurance of the insured business in SLF Canada's Group Benefits operations,
           (the impact of which was offset in recovered claims and benefits)
           and $123 million from the sale of our reinsurance business in the fourth quarter of 2010; partially offset by
    (iii)  an increase of $120 million in fee income, largely from MFS and
           SLF U.S. due to higher asset levels resulting in higher fee income.
    >>

Income Taxes

During the first quarter of 2011, we recorded an income tax expense of $58 million on income before taxes and non-controlling interest of $527 million, resulting in an effective tax rate of 11.0%. This compares to an income tax expense of $102 million in the first quarter of 2010 on income before taxes and non-controlling interest of $535 million and an effective tax rate of 19.1%.

Our effective tax rate is generally below the statutory income tax rate of 28% (30.5% in 2010) due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items.

In addition, our income tax expense in the first quarter of 2011 benefited from lower taxes on investment income, particularly related to appreciation of real estate classified as investment properties in Canada. The fair value gains over original cost on real estate are considered capital in nature and subject to tax at lower income tax rates in Canada. As a result of the appreciation of real estate, our income tax provision in the quarter included a tax benefit of $28 million, reducing our overall effective tax rate for the quarter to 11%.

Tax expense in the first quarter of 2010 was below the statutory income tax rate of 30.5% as a result of the expected tax benefits recorded in the quarter, such as lower tax rates applied to income in foreign jurisdictions and lower taxes on investment income, resulting in the effective tax rate of 19.1%.

Assets Under Management (AUM)

AUM were $469.4 billion as at March 31, 2011, compared to $464.7 billion as at December 31, 2010, and $435.4 billion as at March 31, 2010. The increase of $4.6 billion between December 31, 2010, and March 31, 2011 resulted primarily from:

    <<
    (i)    positive market movements of $10.1 billion;
    (ii)   net sales of mutual, managed and segregated funds of $2.9 billion;
           and
    (iii)  business growth of $1.6 billion primarily in the insurance and wealth business; partially offset by
    (iv)   a decrease of $9.2 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
    (v)    a decrease of $694 million from the sale of our life reinsurance business in the fourth quarter of 2010.
    >>

AUM increased $34.0 billion between March 31, 2010 and March 31, 2011. The increase in AUM related primarily to:

    <<
    (i)    favourable market movements of mutual, managed and segregated funds totalling $32.1 billion;
    (ii)   net sales of mutual, managed and segregated funds of
           $13.8 billion;
    (iii)  an increase of $2.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
    (iv)   business growth of $2.7 billion; partially offset by
    (v)    a decrease of $15.5 billion due to the strengthening of the
           Canadian dollar against foreign currencies; and
    (vi)   a decrease of $1.5 billion from the sale of our life reinsurance business in the fourth quarter of 2010.
    >>

Changes in the Balance Sheet and Shareholders' Equity

Total general fund assets were $121.0 billion as at March 31, 2011, compared to $120.8 billion a year earlier and $122.3 billion at December 31, 2010. The decrease in general fund assets from December 31, 2010, was primarily the result of a reduction of $2.2 billion due to the strengthening of the Canadian dollar against foreign currencies, a reduction of $694 million from the sale of our life reinsurance business in the fourth quarter of 2010, partially offset by business growth of $1.6 billion.

Insurance contract liabilities (excluding other policy liabilities and assets) of $81.7 billion as at March 31, 2011 decreased by $1.0 billion compared to December 31, 2010 mainly due to the impact of exchange rates and changes in balances on in-force policies, partially offset by an increase arising from new policies.

Shareholders' equity, including preferred share capital, was $16.1 billion as at March 31, 2011, compared to $16.0 billion as at December 31, 2010. The $0.1 billion increase in shareholders' equity was primarily due to:

    <<
    (i)    shareholders' net income of $462 million, before preferred share dividends of $24 million; and
    (ii)   proceeds of $69 million from the issuance of common share issues through the Canadian dividend Reinvestment Plan; and $43 million from stock-based compensation; partially offset by
    (iii)  a net decrease in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $35 million;
    (iv)   a decrease of $195 million from the strengthening of the Canadian dollar relative to foreign currencies; and
    (v)    common share dividend payments of $209.
    >>

As at May 2, 2011, Sun Life Financial had 578.2 million common shares and 82.2 million preferred shares outstanding.

Cash Flows

    <<
                                                           Quarterly Results
    -------------------------------------------------------------------------
    ($ millions)                                             Q1'11     Q1'10
    -------------------------------------------------------------------------
    Cash and cash equivalents, beginning of period           3,401     5,925
    Cash flows provided by (used in):
      Operating activities                                     532      (990)
      Investing activities                                     (32)      (81)
      Financing activities                                    (177)     (227)
    Changes due to fluctuations in exchange rates              (51)      (93)
    -------------------------------------------------------------------------
    Increase in cash and cash equivalents                      272    (1,391)
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period                 3,673     4,534
    Short-term securities, end of period                     4,640     6,013
    -------------------------------------------------------------------------
    Net cash, cash equivalents and short-term securities     8,313    10,547
    -------------------------------------------------------------------------
    >>

Net cash, cash equivalents and short-term securities were $8.3 billion as at the end of the first quarter of 2011, compared to $10.5 billion at the end of the first quarter of 2010. Cash generated by operating activities was $1.5 billion higher in the first quarter of 2011 than the same period one year ago, primarily due to timing of investment transactions. The decrease of $50 million in cash flow for financing activities from a year ago was largely driven by the issuance of common shares on exercise of stock options. Cash used in investing activities was $32 million, compared to $81 million in the first quarter of 2010. The fluctuation of the Canadian dollar compared to foreign currencies decreased the cash balance by $51 million in the first quarter of 2011, compared to a decrease of $93 million in the comparable period a year ago.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

Historical financial results

    <<
                                                   IFRS
                            -------------------------------------------------
                               Q1'11     Q4'10     Q3'10     Q2'10     Q1'10
    -------------------------------------------------------------------------
    Operating net income
     (loss) ($ millions)         472       485       403       155       434
    Reported net income
     (loss) ($ millions)         438       504       416        72       414
    Basic operating EPS ($)     0.82      0.85      0.71      0.27      0.77
    Basic reported EPS ($)      0.76      0.88      0.73      0.13      0.73
    Diluted operating EPS ($)   0.79      0.81      0.68      0.27      0.74
    Diluted reported EPS ($)    0.73      0.84      0.70      0.13      0.70
    Total revenue ($ millions) 4,203     4,271     7,671     6,665     6,194
    Total AUM ($ billions)       469       465       455       435       435
    -------------------------------------------------------------------------

                                     Canadian GAAP
                            -----------------------------
                               Q4'09     Q3'09     Q2'09
    -----------------------------------------------------
    Operating net income
     (loss) ($ millions)         296      (140)      591
    Reported net income
     (loss) ($ millions)         296      (140)      591
    Basic operating EPS ($)     0.53     (0.25)     1.06
    Basic reported EPS ($)      0.53     (0.25)     1.06
    Diluted operating EPS ($)   0.52     (0.25)     1.05
    Diluted reported EPS ($)    0.52     (0.25)     1.05
    Total revenue ($ millions) 4,993     8,831     8,720
    Total AUM ($ billions)       433       412       397
    -----------------------------------------------------
    >>

Fourth Quarter 2010

Operating net income(4) attributable of $485 million for the quarter ended December 31, 2010, was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions, and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010

Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth Quarter 2009 (Canadian GAAP)

Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on our investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Third Quarter 2009 (Canadian GAAP)

The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on our investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.

Second Quarter 2009 (Canadian GAAP)

Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on our investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.

Investments

We had total general fund invested assets of $107.5 billion as at March 31, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities and mortgages. Our portfolio composition is conservative, with 86% of the general fund in cash and fixed income investments. Equity securities and investment properties each comprised 4% of the portfolio. The remaining 6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table shows the composition of our invested assets.

    <<
    -------------------------------------------------------------------------
                                         March 31, 2011    December 31, 2010
                                                    % of                % of
                                      Carrying  carrying  Carrying  carrying
    ($ millions)                         value     value     value     value
    -------------------------------------------------------------------------
    Cash, cash equivalents
     and short-term securities           8,376      7.8%     8,462      7.8%
    Debt securities - FVTPL             47,071     43.8%    47,982     44.0%
    Debt securities - AFS               10,986     10.2%    10,631      9.8%
    Equity securities - FVTPL            3,894      3.6%     4,449      4.1%
    Equity securities - AFS                793      0.7%       782      0.7%
    Mortgages and loans                 25,856     24.1%    26,034     23.9%
    Derivative assets                    1,282      1.2%     1,648      1.5%
    Policy loans                         3,246      3.0%     3,277      3.0%
    Investment properties                4,744      4.4%     4,544      4.2%
    Other invested assets                1,240      1.2%     1,185      1.1%
    -------------------------------------------------------------------------
    Total invested assets              107,488      100%   108,994      100%
    -------------------------------------------------------------------------
    >>

Debt Securities(5)

As at March 31, 2011, we held $58.1 billion of debt securities, which constituted 54% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 69% of the total portfolio as at March 31, 2011, which is unchanged from December 31, 2010. Debt securities rated "BBB" or higher represented 96% of total debt securities as at March 31, 2011, also unchanged from December 31, 2010.

Included in the $58.1 billion of debt securities were $6.8 billion of non-public debt securities, which constituted 12% of our overall debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 67% of our total debt securities as at March 31, 2011, compared to 68% as at December 31, 2010. Total government issued or guaranteed debt securities as at March 31, 2011, were $19.0 billion, compared to $18.8 billion as at December 31, 2010. We have an immaterial amount of direct exposure to eurozone sovereign credits.

Our gross unrealized losses as at March 31, 2011, for FVTPL and AFS debt securities were $1.0 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. The gross unrealized losses decreased due to the narrowing of credit spreads partially offset by increases in interest rates.

Our debt securities as at March 31, 2011, included $12.1 billion in the financial sector, representing approximately 21% of the debt securities portfolio, or 11% of our total invested assets. This compares to $12.4 billion, or 21% of the debt securities portfolio as at December 31, 2010.

Asset-backed securities

Our debt securities as at March 31, 2011, included $4.1 billion of asset-backed securities reported at fair value, representing approximately 7% of the debt securities portfolio, or 4% of our total invested assets. This was unchanged from the level reported as at December 31, 2010. Previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio during the quarter.

Asset-backed securities ($ millions)

    <<
                              March 31, 2011             December 31, 2010
    -------------------------------------------------------------------------
                          Amort-                     Amort-
                           ized     Fair  BBB and     ized     Fair  BBB and
                           cost    value   higher     cost    value   higher
    -------------------------------------------------------------------------
    Commercial mortgage-
     backed securities    1,830    1,840    84.0%    1,902    1,848    87.3%
    Residential mortgage-
     backed securities
      Agency                609      636   100.0%      654      685   100.0%
      Non-agency            928      709    63.1%    1,000      730    65.4%
    Collateralized debt
     obligations            133      117    20.4%      141      109    24.2%
    Other(1)                886      786    82.8%      873      761    83.0%
    -------------------------------------------------------------------------
    Total                 4,386    4,088    80.8%    4,570    4,133    83.1%
    -------------------------------------------------------------------------
    (1) Other includes sub-prime, a portion of the Company's exposure to
        Alternative-A and other asset-backed securities.
    >>

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Further write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at March 31, 2011, we had indirect exposure to residential sub-prime and Alternative-A ("Alt-A") loans of $126 million and $107 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 89% either were issued before 2006 or have an "AAA" rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and loans

As at March 31, 2011, we had a total of $25.9 billion in mortgages and loans. Our mortgage portfolio of $13.0 billion consists almost entirely of first mortgages.

Mortgages and loans by geography ($ millions)

    <<
    -------------------------------------------------------------------------
                         March 31, 2011              December 31, 2010
    -------------------------------------------------------------------------
                 Mortgages     Loans     Total Mortgages     Loans     Total
    -------------------------------------------------------------------------
    Canada           7,316     9,040    16,356     7,439     8,902    16,341
    United States    5,647     2,440     8,087     5,815     2,458     8,273
    United Kingdom      43       211       254        48       183       231
    Other                -     1,159     1,159         -     1,189     1,189
    -------------------------------------------------------------------------
    Total           13,006    12,850    25,856    13,302    12,732    26,034
    -------------------------------------------------------------------------
    >>

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized 'core' properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates continue to decline for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These troubled loans have become more widespread across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at March 31, 2011, and December 31, 2010, is shown in the following tables. As at March 31, 2011, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.8 billion, spread across approximately 3,800 loans, consistent with the December 31, 2010 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2010. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)

    <<
                                            March 31, 2011
    -------------------------------------------------------------------------
                          Gross carrying value        Allowance for losses
                       -------------------------- ---------------------------
                       Mortgages   Loans    Total Mortgages   Loans    Total
    -------------------------------------------------------------------------
    Not past due         12,560   12,784   25,344        -        -        -
    Past due:
      Past due less
       than 90 days          30        -       30        -        -        -
      Past due 90 to
       179 days               -        -        -        -        -        -
      Past due 180 days
       or more                -        -        -        -        -        -
    Impaired                616      119      735    200(1)      53      253
    -------------------------------------------------------------------------
    Total                13,206   12,903   26,109      200       53      253
    -------------------------------------------------------------------------
    (1) Includes $74 million of sectoral provisions

                                         December 31, 2010
    -------------------------------------------------------------------------
                          Gross carrying value        Allowance for losses
                       -------------------------- ---------------------------
                       Mortgages   Loans    Total Mortgages   Loans    Total
    -------------------------------------------------------------------------
    Not past due         12,824   12,667   25,491        -        -        -
    Past due:
      Past due less
       than 90 days          73        -       73        -        -        -
      Past due 90 to
       179 days               -        -        -        -        -        -
      Past due 180 days
       or more                -        -        -        -        -        -
    Impaired                599      136      735    194(2)      71      265
    -------------------------------------------------------------------------
    Total                13,496   12,803   26,299      194       71      265
    -------------------------------------------------------------------------
    (2) Includes $76 million of sectoral provisions
    >>

Impaired mortgages and loans, net of allowances for losses, amounted to $482 million as at March 31, 2011, $12 million higher than the December 31, 2010 level. The gross carrying value of impaired mortgages rose by $17 million to $616 million as at March 31, 2011. Approximately 89% of the impaired mortgage loans are in the United States.

In addition to allowances reflected in the carrying value of mortgages and loans, we have provided $2.8 billion for possible future asset defaults over the lifetime of our insurance contract liabilities as at March 31, 2011, which decreased slightly from our December 31, 2010 level of $2.9 billion primarily as a result of the appreciation of the Canadian dollar. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $2.8 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative financial instruments

The values of our derivative instruments are shown in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

    <<
    -------------------------------------------------------------------------
                                                          March 31, December
                                                              2011  31, 2010
    -------------------------------------------------------------------------
    Net fair value                                             648       930
    Total notional amount                                   42,125    43,814
    Credit equivalent amount                                 1,132     1,238
    Risk-weighted credit equivalent amount                       8         9
    -------------------------------------------------------------------------
    >>

The total notional amount decreased to $42 billion as at March 31, 2011, from $44 billion at the end of 2010, primarily due to a decrease in interest rate and foreign exchange contracts partially offset by an increase in equity contracts. The net fair value decreased to $648 million as at March 31, 2011, from the 2010 year-end amount of $930 million. The change was primarily due to the termination of some contracts that were in a gain position at December 31, 2010.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity

We have a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. The capital of our subsidiaries is managed in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital deployment options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.

Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada ("OSFI"). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance's MCCSR ratio as at March 31, 2011, was 229%, well in excess of minimum regulatory levels. Sun Life Assurance's MCCSR ratio in the first quarter of 2011 was favourably impacted by net income, less dividends, generated during the quarter and capital market movements, partially offset by the impact of OSFI's new guidance for increased segregated fund capital requirements on new business issued, effective January 1, 2011.

Under OSFI's IFRS transition guidance, companies can elect to phase-in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 million to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans. The initial impact of the conversion to IFRS in the first quarter of 2011 was immaterial and over the two-year period MCCSR is expected to decrease by approximately 5% as a result of the conversion to IFRS.

We manage our capital on both a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.'s 2010 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main operating subsidiaries of SLF Inc. as at March 31, 2011.

    <<
                                      Standard
                                      & Poor's   Moody's   AM Best    DBRS
    -------------------------------------------------------------------------
    Sun Life Assurance Company of
     Canada                               AA-      Aa3        A+       IC-1
    Sun Life Assurance Company of
     Canada (U.S.)                        AA-      Aa3        A+
    >>

On April 15, 2011 Standard & Poor's affirmed the ratings of the operating subsidiaries of Sun Life Financial. All of the rating agencies listed in the table above have a stable outlook on the financial strength ratings of the operating companies above, with the exception of Moody's which has a negative outlook on Sun Life (U.S.).

Enterprise Risk Management

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company's net income and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2011.

Interest rate and equity market sensitivities

    <<
    as at March 31, 2011
    -------------------------------------------------------------------------
                           Net income(3)  Increase/      MCCSR (4)
                           ($ millions)   (decrease)
                                          in after-
                                          tax OCI
                                          ($ millions)
    Changes in interest
     rates(1)
      1% increase          50 to 150      (300) to (400) Up to 8 percentage
                                                          points increase
      1% decrease          (150) to (250) 325 to 425     Up to 10 percentage
                                                          points decrease

    Changes in equity
     markets(2)
      10% increase         25 to 75       25 to 75       Up to 5 percentage
                                                          points increase
      10% decrease         (125) to (175) (25) to (75)   Up to 5 percentage
                                                          points decrease

      25% increase         50 to 150      100 to 200     Up to 5 percentage
                                                          points change
      25% decrease         (500) to (600) (100) to (200) Up to 8 percentage
                                                          points decrease
    -------------------------------------------------------------------------

    as at December 31, 2010
    -------------------------------------------------------------------------
                           Net income(3)  Increase/      MCCSR(4)
                           ($ millions)   (decrease)
                                          in after-
                                          tax OCI
                                          ($ millions)
    Changes in interest
     rates(1)
      1% increase          50 to 150      (300) to (400) Up to 8 percentage
                                                          points increase
      1% decrease          (150) to (250) 325 to 425     Up to 10 percentage
                                                          points decrease

    Changes in equity
     markets(2)
      10% increase         25 to 75       25 to 75       Up to 5 percentage
                                                          points increase
      10% decrease         (125) to (175) (25) to (75)   Up to 5 percentage
                                                          points decrease

      25% increase         50 to 150      100 to 200     Up to 5 percentage
                                                          points increase
      25% decrease         (475) to (575) (100) to (200) Up to 10 percentage
                                                          points decrease
    -------------------------------------------------------------------------

    (1) Represents a 1% parallel shift in assumed interest rates across the entire yield curve as at March 31, 2011 and December 31, 2010, respectively. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.
    (2) Represents the change across all equity markets as at March 31, 2011 and December 31, 2010, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
    (3) The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at March 31, 2011 and December
        31, 2010, respectively, and include new business added and product changes implemented in the respective periods.
    (4) The MCCSR sensitivities illustrate the impact on the MCCSR ratio for
        Sun Life Assurance as at March 31, 2011 and December 31, 2010,
        respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life
        Assurance.
    >>

Variable annuity and segregated fund guarantees

Approximately 80% to 90% of our sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

    <<
                                 March 31, 2011
    -------------------------------------------------------------------------
                                                                   Insurance
                                                  Amount  Value of  contract
                                          Fund        at    guaran-    liabi-
                                         value    risk(1)   tees(2) lities(3)
    -------------------------------------------------------------------------
    SLF Canada                          12,853       230    11,448        44
    SLF U.S.                            24,374     1,793    25,871        84
    Run-off reinsurance(4)               3,101       594     2,539       369
    -------------------------------------------------------------------------
    Total                               40,328     2,617    39,858       497
    -------------------------------------------------------------------------

                                December 31, 2010
    -------------------------------------------------------------------------
                                                                   Insurance
                                                  Amount  Value of  contract
                                          Fund        at    guaran-    liabi-
                                         value    risk(1)   tees(2) lities(3)
    -------------------------------------------------------------------------
    SLF Canada                          12,494       300    11,347       116
    SLF U.S.                            23,923     2,064    25,697       221
    Run-off reinsurance(4)               3,070       642     2,614       403
    -------------------------------------------------------------------------
    Total                               39,487     3,006    39,658       740
    -------------------------------------------------------------------------
    (1) The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
    (2) For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
    (3) The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.
    (4) The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North
        American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in the Corporate business segment.
    >>

The movement of the items in the table above from December 31, 2010, to March 31, 2011 was primarily as a result of:

    <<
    (i)   fund value increased due to favourable equity market movements and new business written in the quarter. This was partially offset by the strengthening of the Canadian dollar against foreign currencies relative to prior period exchange rates.
    (ii)  the amount at risk decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period exchange rates.
    (iii) the value of guarantees has increased as a result of net sales during the first quarter and the associated increase in fund values, partially offset by the impact of the strengthening of the
          Canadian dollar relative to the prior period.
    (iv)  insurance contract liabilities decreased due to favourable equity market movements.
    >>

The ultimate cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable annuity and segregated fund equity hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at March 31, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund equity hedging ($ millions)

    <<
                                                    March 31, 2011
    -------------------------------------------------------------------------
    Net income(1)                         10% decrease(2)     25% decrease(2)
    -------------------------------------------------------------------------
    Before hedging                          (350) - (400)   (1,075) - (1,175)
    Equity hedging impact                      225 - 275           600 - 700
    -------------------------------------------------------------------------
    Net of equity hedging                   (100) - (150)       (425) - (525)
    -------------------------------------------------------------------------
    (1) Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital.
        The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
    (2) Represents the respective change across all equity markets as at
        March 31, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices
        (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
    >>

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the fair value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in fair value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $100 - $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $100 - $150 million.

Equity, Interest Rate and Real Estate Sensitivities - additional cautionary language and key assumptions

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation dates for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on deferred tax assets is not required. Our sensitivities as at December 31, 2010 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2011, and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2011, and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in our 2010 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Adoption of International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, we adopted IFRS as of January 1, 2011. The key impacts related to the adoption of IFRS are discussed below and in our 2010 annual MD&A for the year ended December 31, 2010, and our interim Consolidated Financial Statements for the period ended March 31, 2011. Key policies and adjustments upon adoption of IFRS are discussed in Note 1 (Accounting Policies) and Note 2 (IFRS 1 - First Time Adoption) to our interim Consolidated Financial Statements for the period ended March 31, 2011.

The initial adoption of IFRS will not have a material impact on our operations - the underlying economics and cash flows of our businesses remain unchanged. The International Accounting Standards Board ("IASB") continues to review and develop a number of accounting standards, including a financial reporting standard that addresses the measurement of insurance contract liabilities, which may have a pronounced impact on our business. Until this standard becomes effective, we will continue to use CALM for the valuation of our insurance contract liabilities.

The accounting treatment of certain items under IFRS may generate results that are different than under Canadian GAAP. For example, changes in the accounting for derivatives, share-based payments, real estate, goodwill impairment and measurement differences on investment contracts may result in differences in our reported results relative to our past experience. In certain circumstances, some of these differences may not reflect our financial performance, and as such we will exclude the following items in the calculation of operating net income:

    <<
    (i)   the impact of certain hedging relationships in SLF Canada that do not qualify for hedge accounting;
    (ii)  fair value adjustments on share-based payment awards at MFS; and
    (iii) other items that are non-operational or ongoing in nature.
    >>

Significant Accounting Policy Choices under IFRS

This section includes a discussion of the impact of significant accounting policy choices and the selection of IFRS 1 elections and exemptions.

IFRS 1 Optional Exemptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Where the information for retrospective application of a standard was not readily available, impractical or is cost prohibitive, we elected to take the following optional exemptions available under IFRS 1 at January 1, 2010 ("Transition Date"):

    <<
    (i)   The option to reset all cumulative foreign currency translation differences recorded in accumulated other comprehensive income to zero through retained earnings.
    (ii)  The option to recognize all cumulative unrecognized actuarial gains and losses on defined benefit pension plans under Canadian GAAP.
          The cumulative amount of actuarial losses recorded on our defined benefit pension plans and other benefits plans has been recognized in retained earnings.
    (iii) The option not to restate the accounting for business combinations or acquisitions made prior to the Transition Date. As a result no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS.
    >>

Impairment of Goodwill

Under IFRS, goodwill is assessed for impairment at a more granular level than under Canadian GAAP. The more granular units under IFRS are referred to as cash generating units ("CGUs"), which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Business segments such as SLF Canada and SLF U.S. now consist of a number of CGUs. Goodwill acquired on prior business combinations has been allocated to the CGU's expected to benefit from the combination at the time of the acquisition.

As a result of the goodwill changes under IFRS, we have recorded a goodwill impairment charge to opening equity which relates to substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.1 billion) allocated to the Fixed Annuity CGU within SLF U.S. and a portion of the goodwill recorded on the acquisition of Clarica Life Insurance Company in Canada in 2002 ($0.6 billion) allocated to the Individual business in SLF Canada. This impairment charge reflects the application of IFRS standards based on the environment at the Transition Date.

Remeasurement of Assets

Investment properties - under IFRS, properties held predominantly to earn rental income or capital appreciation are classified as investment properties and can be measured using either the fair value or cost model. We have chosen to measure these properties using the fair value model at each reporting period with the change reported in income. Realized gains or losses are recorded in income at the time of sale.

Property and equipment - properties with significant owner occupancy are classified as property and equipment under IFRS and can be measured using the cost model or revaluation model. We have chosen to measure these properties using the cost model, which measures the property at cost less accumulated depreciation. Realized gains or losses are recorded in income at the time of sale.

Deferred net realized gains - under Canadian GAAP, net realized gains on our real estate portfolio were deferred and amortized into income. Upon transition to IFRS, the unamortized balance of realized gains or losses under Canadian GAAP was reversed to opening equity. In periods subsequent to our Transition Date, gains on the sale of properties are recorded immediately into net income.

Private debt instruments - private debt instruments not quoted in an active market are considered loans and receivables and are recorded at amortized cost under IFRS. These debt instruments appear as Mortgages and loans on our Consolidated Balance Sheet.

Limited partnerships and private equities - under IFRS the measurement of these investments has changed to fair value, where the fair value can be reliably measured. For those investments where fair value cannot be reliably measured, they continue to be measured at cost.

In reporting periods after the Transition Date, the change in investment income on these invested assets and property and equipment will consist of rental income, depreciation expense, mark-to-market gains or losses and realized gains or losses. This change in income will be substantially offset by the change in insurance contract liabilities where the assets support those liabilities.

Consolidation

We have changed our accounting and measurement for certain investments in joint ventures and special purpose entities under IFRS. Under Canadian GAAP, our investments in joint ventures were reported using the proportionate consolidation method. Under IFRS we have chosen to account for these investments using the equity method. In addition, under IFRS, we are required to consolidate certain special purpose entities ("SPEs") where we have a controlling interest, based on the substance of the relationship between the Company and the SPE. These include collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, which have been recorded as assets on the balance sheet, with an offsetting liability. We have also consolidated the innovative capital instruments, SLEECS, which were issued through Sun Life Capital Trust.

Reclassification

Reinsurance assets and insurance contracts - Canadian GAAP allowed reinsurance assets, representing the portion of the insurance contract liabilities covered by reinsurance arrangements, to be netted against actuarial and other policy liabilities. Under IFRS, this netting is not permitted, resulting in the establishment of a reinsurance asset and an increase in the insurance contract liability.

Under Canadian GAAP, investments for account of segregated fund holders, and liabilities for insurance contracts and investment contracts for account of segregated fund holders were required to be reported separately from the general fund assets and liabilities of the Company. IFRS requires these balances be included in total assets and total liabilities. Segregated fund liabilities that are classified as investment contracts are presented separately from insurance contract liabilities.

Share-based Compensation

Share-based payment awards issued by MFS that are based on their own shares are required to be accounted for as cash settled share-based payment awards under IFRS 2, Share-based Payments. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The liabilities are measured at fair value at each reporting period until they are vested, exercised and repurchased by MFS.

Canadian GAAP provided a comparable compensation expense between reporting periods because the expense was fixed at the date grants were made. The expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares, thereby increasing net income volatility. The movement in fair value of both the underlying shares and the share-based payment awards at MFS are influenced by a number of factors including the number of share-based awards outstanding, the financial performance of MFS and changes in option values of MFS shares as determined by a Black-Scholes option-pricing model. Based on the number of awards granted, exercised and vested, as well as an appreciation of MFS shares of 4% per quarter, the additional compensation expense that would be recorded under IFRS would be approximately $20 - $25 million per quarter.

Remeasurement of Investment Contracts

More than 90% of the Canadian GAAP insurance liabilities retained their classification as insurance contracts under IFRS. A significant proportion of our general fund investment contract balance under IFRS at the Transition Date of January 1, 2010, relates to the following series of medium-term notes ("MTNs"):

    <<
    -------------------------------------------------------------------------
                                   Status as at
    MTN Series    Maturity         December 31, 2010    Amount (US$ millions)
    -------------------------------------------------------------------------
    Series 1      July 6, 2010     Redeemed                              900
    Series 2      July 6, 2011     Outstanding                           900
    Series 3      October 6, 2013  Outstanding                           900
    -------------------------------------------------------------------------
    >>

Under IFRS, these liabilities classified as investment contracts are no longer valued using CALM. Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income. Until the MTNs mature in 2013, we may experience quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Derivatives and Hedge Accounting

Certain hedging strategies accounted for using hedge accounting under Canadian GAAP do not qualify for hedge accounting under IFRS. For example, we use cross-currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada surplus assets held in U.S. dollar denominated bonds. Under IFRS, a divergence in movement between Canadian and U.S. swap curves will result in income volatility. A parallel increase/(decrease) of 25 basis points in the differential between the Canadian and U.S. swap curve will result in a negative/(positive) earnings impact of approximately $30 million, based on the current size of the investment portfolio and the related cross-currency swaps. While we will not apply hedge accounting under IFRS on this portfolio, the investment strategy and the related hedges continue to be economically viable. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Earnings per Share

Certain innovative Tier 1 instruments issued by the Company (SLEECS Series A and SLEECS Series B) contain features which enable the holders to convert their securities into preferred shares of Sun Life Assurance. Following this conversion, we have the option to settle the preferred shares with cash prior to the conversion to common shares of SLF Inc. Under Canadian GAAP, the potential for dilution was evaluated based on our past experience and expectation that these securities would be settled in cash rather than shares. Under IFRS, diluted EPS must be based on the presumption that these innovative Tier 1 instruments will result in the ultimate issuance of SLF Inc. common shares. The level of dilution to EPS is dependent on the Company's earnings and share price and the number of convertible instruments outstanding. If these instruments were converted into preferred shares of Sun Life Assurance, 46 million preferred shares of Sun Life Assurance valued at $25 per share would be issued, and these preferred shares would be convertible into Sun Life Financial common shares based on trading price at that time. If the SLEECS Series A are redeemed at their first par call date in 2011, the number of Sun Life Assurance preferred shares issued, if converted, would be reduced to 8 million. Based on a level of earnings consistent with the full year 2010 earnings and a SLF Inc. common share price of $30, the dilution impact on full year EPS, in a year where both SLEECS A and B are outstanding, would be $0.10 per share. If the SLEECS Series A are redeemed, the full year dilution would be reduced to $0.02 per share.

In addition, the diluted EPS under IFRS excludes the impact of stock-based compensation equity awards of MFS, which are accounted for as cash-settled liabilities under IFRS. These awards resulted in an adjustment to the net income that was used in the diluted EPS calculation under Canadian GAAP.

Future Accounting Standards

On July 30, 2010, the IASB issued an exposure draft for comment, which sets out recognition, measurement and disclosure principles for insurance contracts. The exposure draft under IFRS, as currently drafted, proposes that liabilities be discounted at a rate that is independent of the assets used to support those liabilities. This is in contrast to rules under CALM, where changes in the measurement of assets supporting actuarial liabilities are largely offset by a corresponding change in the measurement of the liabilities.

We have reviewed the exposure draft and submitted a response to the IASB on November 30, 2010. A number of Canadian industry members, groups and associations along with professional services firms also submitted responses to the IASB on this exposure draft. While the IASB continues to deliberate on the issues identified in the responses, we do not expect the final standard to be issued until later in 2011. It is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences relative to CALM and will likely have a significant impact on our business activities. In addition, the IASB has a project on accounting for financial instruments, with changes to classification, measurement, impairment and hedging. It is expected the mandatory implementation of both these standards will be no earlier than 2013.

The IASB continues to make changes to other IFRSs and has a number of ongoing projects. We continue to monitor all of the IASB projects that are in progress to ensure timely implementation and accounting.

Reconciliation of Q1 2010 Net Income from Canadian GAAP to IFRS

The following table reconciles our net income on a Canadian GAAP basis to IFRS, with adjustments broken down into three categories: (i) reclassifications, which result in intra-line volatility but have no impact on our total net income; (ii) mandatory policy changes, which were required upon transition to IFRS; and (iii) policy choices and optional exemptions taken by the Company. Our Canadian GAAP Statement of Operations has been revised to conform with the presentation under IFRS in order to facilitate the comparison.

Consolidated Statement of Operations

    <<
                                            IFRS adjustments
                                    -------------------------------
                                                   Manda-   Policy
                                       Reclass- tory pol-  choices
                            Canadian     ifica- icy chan- and exem-
    ($ millions)                GAAP     tions     ges(1)   ptions      IFRS
    Revenue
      Premiums
        Gross                  3,415       328        72         -     3,815
        Less: Ceded                -      (342)        -         -      (342)
    -------------------------------------------------------------------------
      Net                      3,415       (14)       72         -     3,473
    -------------------------------------------------------------------------

      Investment income
        Interest and other
         investment income     1,267         -       (91)      (10)    1,166
        Changes in FVTPL
         assets and
         liabilities             589         -       227       (23)      793
        Net gains (losses)
         on AFS assets            43         -       (14)        -        29
    -------------------------------------------------------------------------
      Net investment income
       (loss)                  1,899         -       122       (33)    1,988
    -------------------------------------------------------------------------
      Fee income                 741         1        (9)        -       733
    -------------------------------------------------------------------------
      Total revenue            6,055       (13)      185       (33)    6,194
    -------------------------------------------------------------------------

    Benefits and expenses
      Gross claims and
       benefits paid           3,043       223       118         -     3,384
      Increase (decrease) in
       insurance contract
       liabilities               857        66        (4)      (50)      869
      Change in reinsurance
       assets                      -       (70)        -         -       (70)
      Increase (decrease)
       in investment contract
       liabilities                 -         -        52         -        52
      Reinsurance expenses
       (recoveries)                -      (257)        -         -      (257)
      Commissions                410        12        (1)        -       421
      Net transfers to (from)
       segregated funds          245         -         -         -       245
      Operating expenses         825         9         3         3       840
      Premium taxes               53         4         -         -        57
      Interest expense           110         -         8         -       118
    -------------------------------------------------------------------------
      Total benefits and
       expenses                5,543       (13)      176       (47)    5,659
    -------------------------------------------------------------------------

    Income (loss) before
     income taxes                512         -         9        14       535
      Less: Income taxes
       expense (benefit)          81         -        15         6       102
    -------------------------------------------------------------------------
    Total net income (loss)      431         -        (6)        8       433
      Less: net income (loss)
       attributable to
       participating
       policyholders              (4)        -        (1)        -        (5)
      Less: net income (loss)
       attributable to non-
       controlling interests       5         -        (2)        -         3
    -------------------------------------------------------------------------
    Shareholders' net income
     (loss)                      430         -        (3)        8       435
      Less: Preferred
      shareholders' dividends     21         -         -         -        21
    -------------------------------------------------------------------------
    Common shareholders'
     net income (loss)           409         -        (3)        8       414
    -------------------------------------------------------------------------
    (1) Includes the impact of changes in accounting for the consolidation of
        SPEs and deconsolidation of joint ventures.
    >>

Summary of Revenue Impacts

    <<
    Reclassifications

    -   Premium revenue is reported on a gross and ceded basis under IFRS.
        Previously, under Canadian GAAP, premiums ceded to reinsurers were netted against the gross amount and reported as Premium income.

    Mandatory Policy Changes

    -   Classification of certain contracts as insurance or investment contracts under IFRS creates some differences in premium revenue as premiums on investment contracts are not recognized in income under
        IFRS. Remeasurement differences are largely offset by Increase
        (decrease) in investment contract liabilities.
    -   Changes in foreign exchange on AFS debt securities denominated in
        U.S. dollars in SLF Canada are now included in Interest and other investment income under IFRS. These changes were previously recorded in OCI under Canadian GAAP.
    -   Private fixed income assets are measured at amortized cost under IFRS rather than fair value, and are therefore not reflected in Changes in
        FVTPL assets and liabilities.
    -   Change in fair value of certain derivatives held in SLF Canada that do not qualify for hedge accounting and measurement differences on assets supporting investment contracts are reflected in Changes in
        FVTPL assets and liabilities under IFRS.

    Policy Choices and Exemptions

    -   Real estate classified as investment properties is measured at fair value and changes in fair value are reflected in Changes in FVTPL assets and liabilities under IFRS.
    >>

Summary of Impact on Benefits and Expenses

    <<
    Reclassifications

    -   Gross claims and benefits paid, commissions and reinsurance expenses
        (recoveries) are recorded separately under IFRS. Previously, under
        Canadian GAAP, claims and benefits paid and commissions were presented net of reinsurance ceded.
    -   Change in reinsurance assets reflects the change in the ceded portion of insurance contract liabilities and is reclassified from the gross balance.

    Mandatory Policy Changes

    -   Classification of certain contracts as insurance or investment contracts creates differences in Gross claims and benefits paid as payments made to investment contract holders are no longer recorded in income under IFRS.
    -   Operating expenses includes changes in fair value of the MFS share-
        based payments awards that are accounted for as liabilities under
        IFRS, resulting in a different expense than was recognized under
        Canadian GAAP.
    >>

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on January 1, 2011, and ended on March 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-IFRS Financial Measures

Management evaluates the Company's performance on the basis of financial measures prepared in accordance with IFRS and certain non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results and Reports - Year-end Reports.

Management measures the Company's performance, in part, based on operating net income and financial measures based on operating net income, including operating EPS and operating ROE, which exclude the impact of certain hedges in SLF Canada that do not qualify for hedge accounting under IFRS, fair value adjustments on share-based payment awards at MFS and certain items that are non-operational or ongoing in nature.

The following table sets out the items that have been excluded from our operating net income and provides a reconciliation to our earnings based on IFRS.

Reconciliation of reported earnings to operating net income ($ millions)

    <<

                                    IFRS                     Canadian GAAP
                     ----------------------------------  --------------------
                      Q1'11  Q4'10  Q3'10  Q2'10  Q1'10  Q4'09  Q3'09  Q2'09
    -------------------------------------------------------------------------
    Reported earnings   438    504    416     72    414    296   (140)   591
    After-tax gain
     (loss) on
      adjustments
    Impact of certain
     hedges that do
     not qualify for
     hedge accounting
     in SLF Canada       (9)    43     37    (71)     1      -      -      -
    Fair value adjust-
     ments on share-based
     payment awards at
     MFS                (25)   (24)   (24)   (12)   (21)     -      -      -
    -------------------------------------------------------------------------
    Operating net income
     (loss)             472    485    403    155    434    296   (140)   591
    -------------------------------------------------------------------------
    Other non-IFRS measures that management uses include:
    (i)   financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations;
    (ii)  adjusted revenue, which excludes the impact of currency and changes in the fair value of FVTPL assets and liabilities and derivative instruments from total revenue;
    (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS;
    (iv)  assets under management, mutual fund assets, managed fund assets and other AUM; and
    (v)   the value of new business, which is used to measure the lifetime profitability of new sales and is based on actuarial amounts for which there are no comparable amounts under IFRS.
    >>

Our market sensitivities are forward-looking non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation for our market sensitivities as they are forward-looking information. It is not possible to provide a reconciliation of those amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

    <<
    (1) Operating net income and other financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures.
        Additional information on operating earnings and non-IFRS financial measures can be found in our management's discussion and analysis for the quarter ended March 31, 2011.
    (2) Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and
        "us".
    (3) A significant proportion of our investment contract liabilities relates to medium-term notes. Under IFRS, these liabilities classified as investment contracts are no longer valued using the
        Canadian Asset Liability Method ("CALM"). Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income.
    (4) Operating net income excludes the impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based payment awards at MFS. In the fourth, third, second and first quarters of 2010 these adjustments amounted to $19 million, $15 million, $(85) million and $(20) million.
    (5) Debt securities of $6.8 billion, which were classified as held-for-
        trading or available-for-sale under Canadian GAAP, have been reclassified as loans under IFRS as these debt instruments are not quoted in an active market.
    >>

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings Market Sensitivities and Adoption of International Financial Reporting Standards, that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's 2010 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company's capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's first quarter 2011 financial results will be reviewed at a conference call Thursday, May 5, 2011, at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q1 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416-644-3417 (Toronto), or 1 877 974-0446 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2011, the Sun Life Financial group of companies had total assets under management of $469 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

    <<
    -------------------------------------------------------------------------
    (unaudited, in millions of Canadian dollars    For the three months ended
     except for per share amounts)                      March 31,   March 31,
                                                            2011        2010
    -------------------------------------------------------------------------
    Revenue
      Premiums
        Gross                                          $   3,681    $  3,815
        Less: Ceded                                        1,247         342
    -------------------------------------------------------------------------
      Net                                                  2,434       3,473
    -------------------------------------------------------------------------

      Investment income
        Interest and other investment income               1,115       1,166
        Changes in fair value through profit and loss
         assets and liabilities                             (208)        793
      Net gains (losses) on available-for-sale assets         43          29
    -------------------------------------------------------------------------
      Net investment income (loss)                           950       1,988
    -------------------------------------------------------------------------
      Fee income                                             819         733
    -------------------------------------------------------------------------
      Total revenue                                        4,203       6,194
    -------------------------------------------------------------------------

    Benefits and expenses
      Gross claims and benefits paid                       3,420       3,384
      Increase (decrease) in insurance contract
       liabilities                                          (177)        869
      Decrease (increase) in reinsurance assets              (57)        (70)
      Increase (decrease) in investment contract
       liabilities                                           (31)         52
      Reinsurance expenses (recoveries)                   (1,147)       (257)
      Commissions                                            414         421
      Net transfers to (from) segregated funds               208         245
      Operating expenses                                     882         840
      Premium taxes                                           58          57
      Interest expense                                       106         118
    -------------------------------------------------------------------------
      Total benefits and expenses                          3,676       5,659
    -------------------------------------------------------------------------

    Income (loss) before income taxes 527 535
      Less: Income taxes expense (benefit)                    58         102
    -------------------------------------------------------------------------
    Total net income (loss)                                  469         433
      Less: Net income (loss) attributable to
       participating policyholders                             4          (5)
      Less: Net income (loss) attributable to
       non-controlling interests                               3           3
    -------------------------------------------------------------------------
    Shareholders' net income (loss)                          462         435
      Less: Preferred shareholders' dividends                 24          21
    -------------------------------------------------------------------------
    Common shareholders' net income (loss)             $     438    $    414
    -------------------------------------------------------------------------

    Earnings (loss) per share
      Basic                                            $    0.76    $   0.73
      Diluted                                          $    0.73    $   0.70

    Consolidated Balance Sheets

                                                                 As at
    -------------------------------------------------------------------------
                                                       March 31, December 31,
    (unaudited, in millions of Canadian dollars)           2011         2010
    -------------------------------------------------------------------------
    Assets
      Cash, cash equivalents and short-term
       securities                                     $   8,376    $   8,462
      Debt securities                                    58,057       58,613
      Equity securities                                   4,687        5,231
      Mortgages and loans                                25,856       26,034
      Derivative assets                                   1,282        1,648
      Other invested assets                               1,240        1,185
      Policy loans                                        3,246        3,277
      Investment properties                               4,744        4,544
    -------------------------------------------------------------------------
      Invested assets                                   107,488      108,994
      Other assets                                        3,123        2,884
      Reinsurance assets                                  3,866        3,855
      Deferred tax asset                                    944          980
      Property and equipment                                492          492
      Intangible assets                                     879          896
      Goodwill                                            4,179        4,200
    -------------------------------------------------------------------------
      Total general fund assets                         120,971      122,301
      Investments for account of segregated fund
       holders                                           89,513       87,946
    -------------------------------------------------------------------------
      Total assets                                    $ 210,484    $ 210,247
    -------------------------------------------------------------------------

    Liabilities and equity
    Liabilities
      Insurance contracts                             $  86,893    $  88,056
      Investment contracts                                4,100        4,143
      Derivative liabilities                                634          718
      Deferred tax liabilities                               10           39
      Other liabilities                                   6,629        6,738
      Senior debentures                                   2,151        2,151
      Innovative capital instruments                      1,645        1,644
      Subordinated debt                                   2,738        2,741
    -------------------------------------------------------------------------
      Total general fund liabilities                    104,800      106,230
    -------------------------------------------------------------------------
      Insurance contracts for account of segregated
       fund holders                                      83,556       81,931
      Investment contracts for account of segregated
       fund holders                                       5,957        6,015
    -------------------------------------------------------------------------
      Total liabilities                                 194,313      194,176
    -------------------------------------------------------------------------

    Equity
      Issued share capital and contributed surplus        9,629        9,517
      Retained earnings and accumulated other
       comprehensive income                               6,528        6,530
      Non-controlling interests                              14           24
    -------------------------------------------------------------------------
      Total equity                                       16,171       16,071
    -------------------------------------------------------------------------
      Total equity and liabilities                    $ 210,484    $ 210,247
    -------------------------------------------------------------------------
    >>

%CIK: 0001097362

For further information: Media Relations Contact: Frank Switzer, Vice-President, Corporate Communications, Tel: 416-979-4086, frank.switzer@sunlife.com; Investor Relations Contact: Phil Malek, Vice-President, Investor Relations, Tel: 416-979-4198, investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 19:41e 04-MAY-11